UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gulfport Energy Corporation

File No. 0-19514 -- CF# 36556

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Gulfport Energy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on August 2, 2018 and requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on November 7, 2014 and Form 10-K filed on February 19, 2016.

Based on representations by Gulfport Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	**to Form**	**Filed on**	**Confidential Treatment Granted**
10.2	10-Q	August 2, 2018	through December 31, 2021
10.2	10-Q	November 7, 2014	through December 31, 2021
10.19	10-K	February 19, 2016	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary